                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*

                        AIRNET COMMUNICATIONS CORPORATION
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   00941P 10 6
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                        Attn: Jeremiah G. Garvey, Esq. or
                             David A. Grubman, Esq.
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 13, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 00941P 10 6                            Page 2 of 16 Pages
================================================================================

1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mellon Ventures, L.P.  (I.R.S. No. 25-1779945)

----------------------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                       (a) [ ]

                                                                                       (b) [X]

----------------------------------------------------------------------------------------------

3.   SEC USE ONLY

----------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

        SC

----------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

----------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER                              15,362,634(1)

NUMBER OF                   ------------------------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                                        0
OWNED BY
EACH                        ------------------------------------------------------------------
REPORTING
PERSON                      9.  SOLE DISPOSITIVE POWER                         15,362,634(1)
WITH
                            ------------------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------------------------

                            11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                           15,362,634(1)

----------------------------------------------------------------------------------------------

================================================================================

CUSIP No. 00941P 10 6                            Page 3 of 16 Pages
================================================================================


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.25%

----------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        PN

================================================================================

CUSIP No. 00941P 10 6                            Page 4 of 16 Pages
================================================================================


1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MVMA, L.P.  (I.R.S. No. 25-1779946)

----------------------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                       (a) [ ]

                                                                                       (b) [X]

----------------------------------------------------------------------------------------------

3.   SEC USE ONLY

----------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

        SC

----------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

----------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER                              15,362,634(1)

NUMBER OF                   ------------------------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                                        0
OWNED BY
EACH                        ------------------------------------------------------------------
REPORTING
PERSON                      9.  SOLE DISPOSITIVE POWER                         15,362,634(1)
WITH
                            ------------------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------------------------

                            11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                           15,362,634(1)

----------------------------------------------------------------------------------------------

================================================================================

CUSIP No. 00941P 10 6                            Page 5 of 16 Pages
================================================================================


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.25%

----------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        PN

================================================================================

CUSIP No. 00941P 10 6                            Page 6 of 16 Pages
================================================================================


1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MVMA, Inc.  (I.R.S. No. 25-1779947)

----------------------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                       (a) [ ]

                                                                                       (b) [X]

----------------------------------------------------------------------------------------------

3.   SEC USE ONLY

----------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

        SC

----------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

----------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER                              15,362,634(1)

NUMBER OF                   ------------------------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                                        0
OWNED BY
EACH                        ------------------------------------------------------------------
REPORTING
PERSON                      9.  SOLE DISPOSITIVE POWER                         15,362,634(1)
WITH
                            ------------------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------------------------

                            11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                           15,362,634(1)

----------------------------------------------------------------------------------------------

================================================================================

CUSIP No. 00941P 10 6                            Page 7 of 16 Pages
================================================================================


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.25%

----------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        CO

================================================================================

CUSIP No. 00941P 10 6                            Page 8 of 16 Pages
================================================================================


1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mellon Financial Corporation  (I.R.S. No. 25-1233834)

----------------------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                       (a) [ ]

                                                                                       (b) [X]

----------------------------------------------------------------------------------------------

3.   SEC USE ONLY

----------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

        SC

----------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

----------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania

----------------------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER                              15,362,634(1)

NUMBER OF                   ------------------------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                                        0
OWNED BY
EACH                        ------------------------------------------------------------------
REPORTING
PERSON                      9.  SOLE DISPOSITIVE POWER                         15,362,634(1)
WITH
                            ------------------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------------------------

                            11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                           15,362,634(1)

----------------------------------------------------------------------------------------------

================================================================================

CUSIP No. 00941P 10 6                            Page 9 of 16 Pages
================================================================================


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.25%

----------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        BK, CO

================================================================================

CUSIP No. 00941P 10 6                            Page 10 of 16 Pages
================================================================================


1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mellon Bank, N.A.  (I.R.S. No. 25-0659306)

----------------------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                       (a) [ ]

                                                                                       (b) [X]

----------------------------------------------------------------------------------------------

3.   SEC USE ONLY

----------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

        SC

----------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

        [ ]

----------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

----------------------------------------------------------------------------------------------

                            7.  SOLE VOTING POWER                              15,362,634(1)

NUMBER OF                   ------------------------------------------------------------------
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                                        0
OWNED BY
EACH                        ------------------------------------------------------------------
REPORTING
PERSON                      9.  SOLE DISPOSITIVE POWER                         15,362,634(1)
WITH
                            ------------------------------------------------------------------

                            10. SHARED DISPOSITIVE POWER                                   0

----------------------------------------------------------------------------------------------

                            11. AGGREGATE AMOUNT BENEFICIALLY OWNED
                            BY EACH REPORTING PERSON                           15,362,634(1)

----------------------------------------------------------------------------------------------

================================================================================

CUSIP No. 00941P 10 6                            Page 11 of 16 Pages
================================================================================


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
[ ](2)

        EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.25%

----------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

        BK

----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

        (1) Represents (i) 478,315 shares of Common Stock, $0.001 par value per share (the "Common Stock"), (ii) 6,369,427 shares of Common Stock issued upon conversion of 318,471.3 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred") (each share of Series B Preferred was converted into 20 shares of Common Stock) and (iii) 8,514,892 shares of Common Stock purchased from Tandem PCS Investments, L.P. ("Tandem") for $500,000 in cash pursuant to a purchase agreement by and between Mellon Ventures, L.P. ("Mellon Ventures") and Tandem dated as of January 20, 2003 (the "Tandem Agreement") and incorporated herein by reference as Exhibit 99.1 hereto. The conversion of the Series B Preferred into Common Stock and the purchase of the shares of Common Stock from Tandem occurred on August 13, 2003.

        Pursuant to a letter agreement dated January 20, 2003 between the Issuer and Mellon Ventures (the "Letter Agreement") and Section 6(a) of the Series B Convertible Preferred Stock Certificate of Designations (the "Certificate of Designations") of the Issuer, Mellon Ventures agreed to, upon the occurrence of certain events, including the closing of the Issuer's convertible debt financing which is more fully described in the Issuer's definitive proxy statement dated July 15, 2003 relating to the Issuer's annual meeting of stockholders held on August 8, 2003 (the "Proxy Statement"), convert the 318,471.3 shares of Series B Preferred owned by it into 6,369,427 shares of the Issuer's Common Stock. Under the Certificate of Designations, Mellon Ventures along with the other holders of Series B Preferred were originally entitled to receive ten (10) shares of Common Stock for every share of Series B Preferred held upon conversion. The Letter Agreement, along with the related escrow agreement and escrow letter and the Issuer's Proxy Statement set forth that, in consideration of Mellon Ventures and Tandem agreeing to convert their Series B Preferred shares into Common Stock, and their waiver of their respective anti-dilution rights and waiver of accrued dividends on the Series B Preferred and other rights as preferred holders, and the receipt of $500,000 by each of them, upon conversion, each share of Series B Preferred would be convertible into twenty (20) shares of Common Stock rather than ten (10) shares of Common Stock. The conversion of the shares of Series B Preferred was contingent upon, among other things, the closing of a convertible

================================================================================

CUSIP No. 00941P 10 6                            Page 12 of 16 Pages
================================================================================


debt financing of the Issuer which is more fully described in the Proxy Statement. The conversion of the shares of Series B Preferred was at a fixed-price. As a condition precedent to the transactions described in the Proxy Statement and the conversion of the Series B Preferred shares, the warrants (the "Warrants") exercisable for Common Stock originally issued to each Series B Preferred holder (including Mellon Ventures) on May 16, 2001 were terminated. No value was received by Mellon Ventures for the termination of the Warrant. The conversion of the Series B Preferred into Common Stock, the termination of the Warrant, the private purchase between Mellon Ventures and Tandem described below and the closing of the convertible debt financing all were conditioned upon each other and occurred at the same time.

        As part of the overall transaction described above and conditioned upon the closing of the convertible debt financing and related transactions referenced therein, pursuant to the Tandem Agreement, Mellon Ventures purchased, in a private transaction, 8,514,892 shares of Common Stock held by Tandem for $500,000. The $500,000 was paid to Mellon Ventures by the Issuer in consideration of Mellon Ventures agreeing to convert its Series B Preferred into Common Stock.

        This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to a
Schedule 13D filed by Mellon Ventures, Mellon Financial Corporation and Mellon Bank, N.A. with the Securities and Exchange Commission on May 16, 2001 (the "Schedule 13D"). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No.
1. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

        The shares of Common Stock reported herein as beneficially owned may exclude securities of the Issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

                                  SCHEDULE 13D

                ITEM 1 SECURITY AND ISSUER

        This Amendment No. 1 relates to the Common Stock of the Issuer.

                ITEM 2 IDENTITY AND BACKGROUND

        This Amendment No. 1 is filed on behalf of the Mellon Ventures and the following entities:

        Mellon Ventures is a Delaware limited partnership and has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807. Mellon Ventures is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

================================================================================

CUSIP No. 00941P 10 6                            Page 13 of 16 Pages
================================================================================


        MVMA, L.P., a Delaware limited partnership, has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

        MVMA, Inc., a Delaware corporation, which has its principal business address at 4005 Kennett Pike, Greenville, Delaware 19807, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

        Mellon Bank, N.A., a national banking association organized under the laws of the United States, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

        Mellon Financial Corporation, a Pennsylvania corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

        During the last five years, none of Mellon Ventures, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation (collectively, the "Mellon Affiliates") and the persons set forth on Annexes A and B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of the Mellon Affiliates and the persons set forth on Annexes A and B hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mellon Ventures used the Five Hundred Thousand Dollars ($500,000.00) received from the Issuer in connection with the transactions described in the footnote above, to purchase the 8,514,892 shares of Common Stock from Tandem.

                ITEM 4 PURPOSE OF THE TRANSACTION

        The respective purpose of Mellon Ventures in acquiring the shares of Common Stock pursuant to the Tandem Agreement was to acquire a further investment position in the Issuer.

================================================================================

CUSIP No. 00941P 10 6                            Page 14 of 16 Pages
================================================================================


        While the Mellon Affiliates have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions, liquidity requirements of Mellon Ventures and other factors that the Mellon Affiliates may deem material to their investment decision, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Common Stock in open market or privately negotiated transactions.

        Except as described herein, the Mellon Affiliates have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D.

                ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

                (a) The Mellon Affiliates are the beneficial owners of 15,362,634 shares of Common Stock on a fully diluted basis. The 15,362,634 shares constitute 32.25% of the issued and outstanding shares of Common Stock.

                (b) The Mellon Affiliates have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 15,362,634 shares of Common Stock.

                (c) Except for the transactions described in Items 3 and 4 above, none of these Mellon Affiliates have effected any transactions in the securities of the Issuer since June 13, 2003.

                (d) No persons, other than the Mellon Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

                (e) Not applicable.

        The foregoing may exclude securities of the Issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein.

                ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

        The following materials are filed as exhibits:

        Exhibit 99.1: Purchase Agreement by and between Mellon Ventures, L.P.
                      and Tandem PCS Investments, L.P. dated as of January 20, 2003 (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed by Tandem PCS Investments, L.P. on August 25, 2003 for the event dated August 13, 2003).

        Exhibit 99.2: Letter Agreement, dated January 20, 2003 (Filed herewith).

================================================================================

CUSIP No. 00941P 10 6                            Page 15 of 16 Pages
================================================================================


        Exhibit 99.3: Letter Agreement, dated April 24, 2003 (Filed herewith).

        Exhibit 99.4: Letter Agreement, dated June 19, 2003 (incorporated by reference from Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed by Tandem PCS Investments, L.P. on August 25, 2003 for the event dated August 13, 2003).

        Exhibit 99.5: Joint Filing Agreement, dated September 4, 2003 (Filed herewith).

================================================================================

CUSIP No. 00941P 10 6                            Page 16 of 16 Pages
================================================================================


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: September 4, 2003
                                      MELLON VENTURES, L.P.
                                      By:  MVMA, L.P., its General Partner
                                      By:  MVMA, INC. its General Partner

                                      By: /s/ Ronald J. Coombs
                                          --------------------------------------
                                           Ronald J. Coombs
                                           Chief Financial Officer

                                      MVMA, L.P.
                                      By:  MVMA, INC. its General Partner

                                      By: /s/ Ronald J. Coombs
                                          --------------------------------------
                                           Ronald J. Coombs
                                           Chief Financial Officer

                                      MVMA, INC.

                                      By: /s/ Ronald J. Coombs
                                          --------------------------------------
                                           Ronald J. Coombs
                                           Chief Financial Officer

                                      MELLON FINANCIAL CORPORATION

                                      By: /s/ Carl Krasik
                                          --------------------------------------
                                           Carl Krasik
                                           Secretary

                                      MELLON BANK, N.A.

                                      By: /s/ Carl Krasik
                                          --------------------------------------
                                           Carl Krasik
                                           Assistant Secretary

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.


Name and Title                         Principal Occupation and Business Address

--------------                         -----------------------------------------
Paul D. Cohn                           Mellon Ventures, Inc.
Partner                                One Mellon Center, Suite 5210
                                       Pittsburgh, PA  15258

Ronald J. Coombs                       Mellon Ventures, Inc.
Chief Financial Officer                One Mellon Center, Suite 5210
                                       Pittsburgh, PA  15258


Lawrence E. Mock, Jr.                  Mellon Ventures, Inc.
President and Chief Executive          One Mellon Center, Suite 5210
Officer                                Pittsburgh, PA  15258



Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS          DIRECTOR SINCE
--------                      -----------------------------------------          --------------
Carol R. Brown                Former President                                        1992
                              The Pittsburgh Cultural Trust
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Ruth E. Bruch                 Senior Vice President and                               2003
                              Chief Information Officer
                              Lucent Technologies, Inc.
                              c/o Mellon Financial Corporation
                              Room 4826
                              Pittsburgh, PA 15258

Jared L. Cohon                President                                               1998
                              Carnegie Mellon University
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

J.W. Connolly                 Retired Senior Vice President                           1989
                              H. J. Heinz Company
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Steven G. Elliott             Senior Vice Chairman                                    2001
                              Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS          DIRECTOR SINCE
--------                      -----------------------------------------          --------------
Ira J. Gumberg                President and Chief Executive Officer                   1989
                              J.J. Gumberg Co.
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Edward J. McAniff             Of Counsel                                              1994
                              O'Melveny & Myers
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Martin G. McGuinn             Chairman and Chief Executive Officer                    1998
                              Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Robert Mehrabian              Chairman, President and Chief Executive Officer         1994
                              Teledyne Technologies Incorporated
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Seward Prosser Mellon         President and Chief Executive Officer                   1972
                              Richard K. Mellon and Sons
                              Richard King Mellon Foundation
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258


                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS          DIRECTOR SINCE
--------                      -----------------------------------------          --------------
Mark A. Nordenberg            Chancellor                                              1998
                              University of Pittsburgh
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Jamse F. Orr III              Chairman                                                2003
                              The Rockefeller Foundation
                              C/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

David S. Shapira              Chairman and Chief Executive Officer                    1986
                              Giant Eagle, Inc.
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

William E. Strickland, Jr.    President and Chief Executive Officer                   2001
                              Manchester Bidwell Corporation
                              c/o Mellon Financial Corporation
                              One Mellon Center
                              Room 4826
                              Pittsburgh, PA 15258

Wesley W. von Schack          Chairman, President and Chief Executive Officer         1989
                              Energy East Corporation
                              c/o Mellon Financial Corporation
                              4826 One Mellon Center
                              Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                        PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----                        --------------------               ----------------
Martin G. McGuinn           Chairman and Chief Executive       One Mellon Center
                            Officer                            Room 4826
                            Mellon Financial Corporation       Pittsburgh, PA 15258
                            Chairman, President and Chief
                            Executive Officer
                            Mellon Bank, N.A.

Steven G. Elliott           Senior Vice Chairman               One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

James D. Aramanda           Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

Stephen E. Canter           Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

David F. Lamere             Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

Jeffrey L. Leininger        Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

Ronald P. O'Hanley          Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

James P. Palermo            Vice Chairman                      One Mellon Center
                            Mellon Financial Corporation       Room 4826
                                                               Pittsburgh, PA 15258

Allan P. Woods              Vice Chairman and Chief            One Mellon Center
                            Information Officer                Room 4826
                            Mellon Financial Corporation       Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

NAME                        PRINCIPAL OCCUPATION               BUSINESS ADDRESS
----                        --------------------               ----------------
John T. Chesko              Vice Chairman and Chief            One Mellon Center
                            Compliance Officer                 Room 4826
                            Mellon Financial Corporation       Pittsburgh, PA 15258

Michael A. Bryson           Chief Financial Officer            One Mellon Center
                            Mellon Financial Corporation       Room 4826
                            EVP and Chief Financial Officer,   Pittsburgh, PA 15258
                            Mellon Bank, N.A.

Timothy P. Robison          Executive Vice President and       One Mellon Center
                            Chief Risk Officer                 Room 4826
                            Mellon Financial Corporation and   Pittsburgh, PA 15258
                            Mellon Bank, N.A.

Leo Y. Au                   Treasurer                          One Mellon Center
                            Mellon Financial Corporation       Room 4826
                            Senior Vice President, Manager,    Pittsburgh, PA 15258
                            Corporate Treasury Group
                            Mellon Bank, N.A.

Michael K. Hughey           Senior Vice President and          One Mellon Center
                            Controller                         Room 4826
                            Mellon Financial Corporation       Pittsburgh, PA 15258
                            Senior Vice President, Director
                            of Taxes and Controller,
                            Mellon Bank, N.A.


Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.